

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Gary Pilnick
President
North America Cereal Co.
One Kellogg Square
Battle Creek, Michigan 49016

> **Re: North America Cereal Co.**
> **Draft Registration Statement on Form 10**
> **Submitted February 10, 2023**
> **CIK No. 0001959348**

Dear Gary Pilnick:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10, submitted February 10, 2023

Summary, page 1

1. Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your strengths on page 2 with an equally prominent discussion of your weaknesses, including your plan to incur indebtedness prior to or at the time of the distribution.

Conditions to the Spin-Off, page 16

2.   We note your disclosure that the spin-off is subject to the satisfaction or waiver of certain conditions. Please revise to disclose any material consequences to stockholders if Kellogg ParentCo Board waives any of the conditions described and proceeds with the spin-off. Please include appropriate risk factor disclosure.

Business disruptions could have an adverse effect on our business, financial condition and results of operations, page 23

3.   We note your risk factor that you may be subject to cyberattacks. Update your risks characterized as potential if you have experienced a cyberattack.

Risk Factors, page 23

4.   We note your disclosure that you were adversely impacted by a fire and strike in 2021. Please revise your related risk factor disclosure so that investors have a better appreciation of these related risks.

Our amended and restated certificate of incorporation will designate Delaware as the exclusive forum, page 51

5.   Please revise to update the disclosure so that it is consistent with the scope of your exclusive forum provision disclosed on page 146.

Unaudited Pro Forma Combined Financial Statements, page 70

6.   Although you indicate that the pro forma financial statements will give effect to the Separation and Distribution Agreement, the Transition Services Agreement and the Tax Matters Agreement between you and Kellogg ParentCo, your disclosures throughout the filing indicate that such agreements have not yet been finalized. Please tell us when you expect to finalize these agreements and how such status will impact your pro forma presentation, if at all.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

7.   Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify throughout your results of operations discussion, where possible, the extent to which each factor contributed to the overall change in that line item. As an example, you attribute the decline in net sales and gross profit from fiscal year 2020 to 2021 to strong 2020 pandemic-related growth and challenging supply conditions in 2021, including a third-quarter fire at one of your U.S. plants and a subsequent fourth-quarter strike affecting all U.S. plants. Please quantify the extent to which the overall change is attributable to each identified factor and, for net sales, further describe the extent to which fluctuations are attributable to changes in prices,

changes in the volume or amount of goods being sold, or to the introduction of new products. Refer to Item 303 of Regulation S-K and SEC Releases No. 33-6835 and 33-8350.

8. We note your discussion of inflationary pressures on page 77. Please revise your MD&A disclosures to expand upon the principal factors contributing to your inflationary pressures, the actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on your results of operations and financial condition.

9. On page 80, you cite "challenging supply conditions" as a reason for the decline in gross margin from fiscal year 2020 to 2021. Please address the following comments related to your supply chain disruptions:

    •   Revise your MD&A disclosures to more fully address whether and how supply disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

    •   Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, to alleviate supply chain disruptions. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Liquidity and Capital Resources, page 81

10. You indicate that the decrease in your operating cash flows for the periods presented was primarily due to lower profitability in 2021, as a result of strong 2020 pandemic-related net sales growth and challenging supply conditions in 2021, and changes in inventory, without further discussion of working capital components. Please expand your disclosure to discuss the underlying reasons for material working capital fluctuations, such as changes in trade receivables, accounts payable and accrued advertising and promotions. See Section IV.B of SEC Release No. 33-8350.

Business
Proven Strength in Product and Marketing Innovation, page 89

11. We note your disclosure that you have "a number of high-profile partnerships." Please elaborate on these partnerships and disclose the material terms of these partnerships. Please file any material agreements as exhibits in a future amendment.

Management, page 98

12. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

Notes to Combined Financial Statements
General, page F-8

13.   Please tell us and disclose, as applicable under ASC 855-10-50-1, the date through which subsequent events have been evaluated.

Note 10. Related Party Transactions, page F-25

14.   We note your disclosure that your financial statement do not necessarily include all the expenses that would have been incurred had you been a separate, stand-alone entity. Please disclose, when practicable, management's estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See Question 2 of SAB Topic 1.B.1.

General

15.   You state that the company experienced inflationary pressures. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

16.   Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

17.   Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
   •   suspend the production, purchase, sale or maintenance of certain items;
   •   experience higher costs due to constrained capacity or increased commodity prices of challenges sourcing materials;
   •   experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
   •   be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion.

       Explain whether and how you have undertaken efforts to mitigate the impact and where possible, quantify the impact to your business.

18.   To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

19. Please revise your disclosures to ensure that the sections your cross reference are accurate and consistent. In that regard, we note your cross reference on page 16 to "The Separation—Conditions to the Distribution" does not appear to exist. Please advise or revise.

   You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing